AETERNA ZENTARIS INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Toll Free Canada and US1-800-564-6253
International 1-514-982-7555

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

C 1234567890 JNT

TAX ID CERTIFIED Y/N

TOTAL SHARES 12345678901234

AETERNA ZENTARIS INC. - LETTER OF TRANSMITTAL

TO: Computershare Trust Company of Canada

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Common Shares ("Common Shares") of Aeterna Zentaris Inc. ("Aeterna Zentaris") which Common Shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s) or advice(s) prepared pursuant to the direct registration system ("DRS"), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

The below-listed Common Shares are hereby surrendered in exchange for Common Shares representing consolidated Common Shares of Aeterna Zentaris on the basis of 4 pre-consolidation Common Shares for 1 post-consolidation Common Share. Aeterna Zentaris will not issue any fractional Common Shares as a result of the consolidation. Instead, all fractional shares resulting from the consolidation will be rounded down to the nearest whole number, and fractional shares will be cancelled. Shareholders will not receive any payment for any fractional Common Shares.

The undersigned authorizes and directs Computershare Investor Services Inc. ("Computershare") to issue a DRS advice for the Common Shares to which the undersigned is entitled as indicated below and to mail such DRS advice to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as appears on the share register maintained by Aeterna Zentaris. In the event that a DRS advice is not available, an Aeterna Zentaris share certificate will be issued and mailed to the address indicated below.

Lost Certificates: If you cannot locate some or all of your share certificates, read and complete Box A - Lost Certificate(s) on the back of this form and mark the boxes below with an X corresponding to the certificate numbers you cannot locate.

Lost	Certificate Number	Shares	Lost	Certificate Number	Shares	Totals	Shares
☐	XXXX12345678	12345678901234	☐	XXXX12345678	12345678901234	Total Certificated Shares	12345678901234
☐	XXXX12345678	12345678901234	☐	XXXX12345678	12345678901234	Total Uncertificated Shares	12345678901234
☐	XXXX12345678	12345678901234	☐	XXXX12345678	12345678901234	Total Shares	12345678901234
☐	XXXX12345678	12345678901234	☐	XXXX12345678	12345678901234		
☐	XXXX12345678	12345678901234	☐	XXXX12345678	12345678901234		

2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form. All registered holders MUST sign exactly as the name is printed above.

Signature of Registered Owner or Authorized Representative

Signing Capacity ___________________________

Signature of Registered Owner or Authorized Representative

Signing Capacity ___________________________

Daytime Phone number (___) -

MM / DD / YY

Date

AEZQ 1ECALT C01 XXXX 029461

01LVUA

CPUQC01.E.INT/000001/i1234

Instructions for completing the Letter of Transmittal

1. **Use of Letter of Transmittal**

   a. Each shareholder holding share certificates or DRS advices of Aeterna Zentaris must send or deliver this letter of transmittal duly completed and signed together with the share certificates or DRS advices described herein to Computershare at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

   b. Shares registered in the name of the person by whom (or on whose behalf) the letter of transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

   c. Shares not registered in the name of the person by whom (or on whose behalf) the letter of transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution" or in some other manner satisfactory to Computershare. An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

   d. Where the letter of transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the letter of transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

   e. Aeterna Zentaris reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any letter of transmittal received by it.

2. **Lost Share Certificates**

   If a share certificate has been lost or destroyed, shareholders may complete Box A below (only valid until 31-Dec-24) and replace their share certificate(s) under Computershare's blanket bond with Aviva Insurance Company of Canada. Shareholders with replacement requests in excess of $200,000.00, or shareholders who wish to replace their share certificates outside of Computershare's blanket bond program must sign and complete this letter of transmittal and forward to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Miscellaneous**

   Additional copies of the letter of transmittal may be obtained from Computershare at the office location listed below. Any questions should be directed to Computershare at 1-800-564-6253 between the hours of 8:30 a.m. - 8:00 p.m. E.S.T, or by e-mail to corporateactions@computershare.com.

BOX A - LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

Number of lost share certificate(s) ________________________________ X CAD $0.15000 = Premium Payable $ ____________________

The option to replace your share certificate by completing this Box A will expire on 31-Dec-24. After this date, shareholders must contact Computershare for alternative replacement options. Note: Payment is NOT required if the premium is less than $5.00.

I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc. If you are unsure of the premium calculations, please contact Computershare Toll Free: 1-800-564-6253.

STATEMENT OF LOST CERTIFICATES:
The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original share certificates (the "Original(s)"), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s). The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Aeterna Zentaris, Computershare, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/or the transfer or exchange of the Original(s) represented thereby, upon the transfer, exchange or issue of the Original(s) and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.15000 per lost Common Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

Enclose all certificates in the envelope provided and send it with the completed form to Computershare, or for any questions contact Computershare.

By Mail:	PO Box 7023 31 Adelaide Street East Toronto, ON M5C 2K4 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies located outside of your province within Canada or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Lost	Certificate Number	Sharea
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234

Lost	Certificate Number	Shares
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234
☐	XXXX12345678	12345678901234

Totals	Shares
Total Certificated Shares	12345678901234
Total Uncertificated Shares	12345678901234
Total Shares	12345678901234